UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Carroll Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

144702107

(CUSIP Number)

Mr. Thomas Burke

4 Kimball Circle

Westfield, NJ 07090

908-518-1763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144702107

1.	Names of reporting persons Thomas L. Burke
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 36,890
	8.	Shared voting power 1,245
	9.	Sole dispositive power 36,890
	10.	Shared dispositive power 1,245
11.	Aggregate amount beneficially owned by each reporting person 38,135
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.7%
14.	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Carroll Bancorp, Inc., a Maryland Corporation, (the “Issuer”). The principal executive offices of the Company are located at 1321 Liberty Road Sykesville, Maryland 21784.

Item 2.	Identity and Background

This statement is being filed by Thomas L. Burke, an individual. Mr. Burke’s residential address is 4 Kimball Circle, Westfield, New Jersey 07090. Mr. Burke is currently retired and has no current occupation or employment.

During the five years prior to the date hereof, Mr. Burke has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Burke is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Burke acquired the shares reported herein using personal funds prior to being elected as a director of the Issuer on October 20, 2014. No funds used to purchase the shares were pursuant to borrowings or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares.

Item 4.	Purpose of Transaction

Mr. Burke acquired the shares reported herein prior to joining the Issuer’s board of directors and for investment purposes only. Except as otherwise set forth herein, Mr. Burke does not have any plans or proposals that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Mr. Burke is the beneficial owner of 38,135 shares of the Issuer’s common stock, which includes (i) 30,584 shares held directly, (ii) 1,245 shares owned by the Thomas L. Burke Grantor Retained Annuity Trust of which Mr. Burke is the grantor, with full power of substitution, and his wife the trustee, and (iii) 6,306 shares Mr. Burke has the right to acquire pursuant to outstanding warrants. Such shares represent approximately 7.7% of the Issuer’s outstanding shares of common stock, based on 488,409 shares of common stock outstanding on October 20, 2014.

Mr. Burke and his wife share voting and investment control over the 1,245 shares held by Thomas L. Burke Grantor Retained Annuity Trust. Mr. Burke has sole voting and dispositive power with respect to the 30,584 shares he holds directly. Upon exercise of the warrants to purchase common stock, Mr. Burke would have sole dispositive and voting power with respect to the 6,306 shares underlying the warrants unless he transferred the ownership of such shares upon or after exercise.

Mr. Burke has not effected any transactions in the Issuer’s common stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted above, Mr. Burke is a member of the Issuer’s Board of Directors. As a director, Mr. Burke is eligible to be granted options under the Issuer’s 2011 Stock Option Plan, but any such grant would be at the option of administrator of the stock option plan. Otherwise, Mr. Burke is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2014
Date

/s/ Thomas L. Burke
Signature

Thomas L. Burke
Name

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).